FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2001

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	2000 Annual General Meeting Information Circular

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    October 30, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

MICROLOGIX BIOTECH INC.

3650 Wesbrook Mall

Vancouver, British Columbia

Canada  V6S 2L2

INFORMATION CIRCULAR

(Containing information as at July 31, 2001, unless otherwise indicated.)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Micrologix Biotech Inc. (the "Company") for use at the Annual General Meeting (the "Meeting") of the members of the Company to be held on Thursday, September 6, 2001 at 2:00 p.m. (Vancouver time) at the Fairmont Waterfront Centre Hotel, Cheakamus Room, 900 Canada Place Way, Vancouver, British Columbia, and at any adjournments or postponements thereof, for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may also be solicited personally or by telephone by directors, officers, or employees of the Company at nominal cost.  The cost of this solicitation will be borne by the Company.

Because many of the Company's members are unable to attend the Meeting in person, the Board of Directors (the "Board") solicits proxies by mail to give each member an opportunity to vote on all matters that will properly come before the Meeting.  Members who expect to be unable to attend the Meeting in person should:

The following numbering is done with the Alt NG (general) numbering macro.  The numbered paragraphs use List styles.  The shortcut keys are Alt G1, Alt G2 etc.

(a) read this Information Circular carefully;

(b) specify their choice on each matter by marking the appropriate box on the enclosed Instrument of Proxy; and

(c) sign, date and return the Instrument of Proxy to the Company's Registrar and Transfer Agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 (facsimile 604-689-8144), before 5:00 p.m. (Vancouver  time) on Tuesday, September 4, 2001.

To be valid, the Instrument of Proxy must be dated and signed by the member or by the member's attorney authorized in writing or, where the member is a corporation, by a duly authorized and appointed officer, attorney or representative of the corporation, and returned to the Company's Registrar and Transfer Agent as set out above, or, subject to the discretion of the Chairman of the Meeting, as to any matter in respect of which a vote shall not have already been cast at the Meeting, by delivering the Instrument of Proxy to the Chairman of the Meeting on the day of the Meeting, or at any adjournments or postponements thereof.  If the Instrument of Proxy is executed by an attorney for an individual member or by an officer, attorney or representative of a corporate member, the instrument so empowering the officer, attorney or representative, as the case may be, or a notarial copy thereof, must accompany the Instrument of Proxy.

APPOINTMENT AND VOTING OF PROXIES

A MEMBER HAS THE RIGHT TO APPOINT ANOTHER PERSON TO ATTEND AND ACT ON THE MEMBER'S BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY.  TO EXERCISE THIS RIGHT, A MEMBER SHOULD STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF THE MEMBER'S NOMINEE IN THE BLANK SPACE PROVIDED.  A PERSON APPOINTED AS A PROXYHOLDER NEED NOT BE A MEMBER OF THE COMPANY.  THE SHARES REPRESENTED BY THE INSTRUMENT OF PROXY WILL, IF THE INSTRUCTIONS CONTAINED IN THE INSTRUMENT OF PROXY ARE CERTAIN AND IF THE INSTRUMENT OF PROXY IS DULY COMPLETED AND DELIVERED AND HAS NOT BEEN REVOKED, WILL BE VOTED ON ANY POLL, AND WHERE A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH THE SPECIFICATIONS SO MADE. UNLESS OTHERWISE INDICATED BY THE MEMBER, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED IN THE INSTRUMENT OF PROXY.

The enclosed Instrument of Proxy confers upon the proxyholder discretionary authority to vote all shares represented by the Instrument of Proxy with respect to amendments or variations to matters identified in the Notice of Meeting or any other matter that properly comes before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed Instrument of Proxy solicited hereby to vote in accordance with their best judgment on such matters of business.  At the time of printing this Information Circular, the management of the Company knows of no such amendment, variation or other matter to come before the Meeting.

REVOCATION OF PROXIES

A member who has given a proxy may revoke it by an instrument in writing executed by the member, or by the member's attorney authorized in writing or, where the member is a corporation, by a duly authorized officer or attorney of the corporation, delivered to the registered office of the Company at 26th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3 at any time up to and including the last business day preceding the day of the Meeting, or any adjournments or postponements thereof, or to the Chairman of the Meeting before any vote in respect of which the Instrument of Proxy is to be used shall have been taken, or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At the close of business on July 31, 2001, 39,374,059 Common shares without par value in the capital stock of the Company (each a "Common Share") were issued and outstanding, each such share carrying the right to one vote at the Meeting.  There are no other classes of voting securities outstanding.  Only those holders of record of Common Shares on July 31, 2001 are entitled to receive notice of and to vote at the Meeting.

As at July 31, 2001, to the knowledge of the directors and senior officers of the Company, Greystone Capital Management Inc. held 4,791,128 Common Shares, representing 12.2% of the Common Shares outstanding.  To the knowledge of the directors and senior officers of the Company, no other person beneficially owns, directly or indirectly, or exercises control or direction over, greater than 10% of the voting rights attached to any class of voting securities of the Company.

SETTING NUMBER OF DIRECTORS

The Board is currently comprised of seven persons.  Keith Dorrington will not be standing for re-election as a director for health reasons.  At the Meeting, members will be called upon to approve an ordinary resolution setting the number of directors of the Company at six.

UNLESS SUCH AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY INTEND TO VOTE FOR SETTING THE NUMBER OF DIRECTORS OF THE COMPANY AT SIX.

ELECTION OF DIRECTORS

In accordance with the Articles of the Company, each director elected will hold office until the next annual general meeting or until their successor is duly elected or appointed, unless such office is earlier vacated in accordance with the Articles of the Company or such director becomes disqualified to act as a director pursuant to the Company Act (British Columbia).

UNLESS SUCH AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY INTEND TO VOTE FOR THE ELECTION OF THE NOMINEES NAMED IN THE INSTRUMENT OF PROXY.  IN THE UNANTICIPATED EVENT THAT A NOMINEE IS UNABLE TO, OR DECLINES TO SERVE AS A DIRECTOR AT THE TIME OF THE MEETING, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY WILL VOTE TO ELECT ANOTHER NOMINEE IF PRESENTED OR TO REDUCE THE NUMBER OF DIRECTORS ACCORDINGLY, IN THEIR DISCRETION. AS OF THE DATE OF THIS INFORMATION CIRCULAR, THE BOARD IS NOT AWARE OF ANY NOMINEE WHO IS UNABLE TO OR WHO INTENDS TO DECLINE TO SERVE AS A DIRECTOR, IF ELECTED.

As at the date of this Information Circular, the Company had not received any nominations for directors pursuant to Section 111 of the Company Act (British Columbia) as set out in the Advance Notice of Annual General Meeting published in The Vancouver Province newspaper on July 10, 2001.

The following table sets forth the name of each person proposed to be nominated by management for election as a director, the municipality in which he is ordinarily resident, all offices of the Company now held by him, the period of time for which he has been a director of the Company, and the number of Common Shares beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof:

Name of Nominee and

Municipality of Residence

Present Position

with the Company

Date Appointed as a Director

Common Shares Owned

WILLIAM J. (BUD) FORAN(1)(3)

Vancouver, BC

President, Chief Executive Officer, Chairman of the Board and Director

January 4, 1995

31,000

KENNETH H. GALBRAITH(1)(4)

White Rock, BC

Director

February 5, 2001

Nil

STEVEN GILLIS, Ph.D.(1)(2)

Mercer Island, WA

Director

August 1, 1996

Nil

COLIN R. MALLET(1)(4)

Vancouver, BC

Director

December 8, 1995

Nil

ROBERT W. RIEDER(2)(3)(4)

Vancouver, BC

Director

October 28, 1994

Nil

DAVID SCOTT(2)(3)

Vancouver, BC

Director

September 7, 2000

10,000

(1) Denotes a  member of the Company's Executive Committee.

(2) Denotes a member of the Company's Compensation Committee.

(3) Denotes a member of the Company's Corporate Governance Committee.

(4) Denotes a member of the Company's Audit Committee.

Set out below are profiles of management's nominees for directors of the Company, including particulars of their principal occupations for the past five years:

WILLIAM J. (BUD) FORAN, Chairman of the Board, President, Chief Executive Officer and Director.  Mr. Foran was appointed as a director and Vice Chairman of the Board on January 4, 1995.  On March 29, 1995, Mr. Foran became Chairman of the Board of the Company and from October 17, 1995 to June 30, 1996 served as Chief Executive Officer of the Company.  Since January 26, 2001, Mr. Foran has been serving as interim President and Chief Executive Officer of the Company.  From February 1992 until his retirement in 1994, Mr. Foran was President and Chief Executive Officer of QLT Inc.  From December 1977 to January 1992, Mr. Foran served as President and Chief Executive Officer of Cyanamid Canada Inc.  Mr. Foran has a B.A. (Science) from the University of Toronto.

KENNETH H. GALBRAITH, Director.  Mr. Galbraith joined the Board on February 5, 2001.  He is currently the President of Gigha Consulting Ltd., a technology consulting and investment management company, and serves as an advisor to QLT Inc., a biotechnology company.  Mr. Galbraith originally joined QLT's management group in 1988, and during his 12 year tenure, progressed to the position of Executive Vice President and Chief Financial Officer.  During his time at QLT, Mr. Galbraith raised in excess of $500 million in equity capital and negotiated strategic alliances with major pharmaceutical companies, including Novartis AG, Baxter Healthcare Corp., American Home Products Corporation and the Beaufour Ipsen Group.  Mr. Galbraith is a director of several private and public biotechnology companies, including Angiotech Pharmaceuticals, Inc., StressGen Biotechnologies Corporation, Kinetek Pharmaceuticals, Inc. and Active Pass Pharmaceuticals, Inc.  He is a former founding Director and Chairman of the British Columbia Biotechnology Alliance and is currently Chair of one of Canada's Centres of Excellence Networks, the Canadian Bacterial Diseases Network (CBDN).  Mr. Galbraith received his B.Com. (Honours) degree in 1985 from the University of British Columbia and was admitted as a Chartered Accountant in British Columbia in 1988.

STEVEN GILLIS, Ph.D., Director.  Dr. Gillis became a director of the Company on August 1, 1996.  Dr. Gillis is Chairman of the Board and Chief Executive Officer of Corixa Corporation.  Dr. Gillis was a founder of Immunex Corporation, a biotechnology company.  From 1981 to 1994, Dr. Gillis served as Executive Vice President and Director of Research and Development of Immunex, and from 1993 to 1994, served as Acting Chief Executive Officer and Chairman of the Board of Immunex.  From 1990 to 1994, Dr. Gillis also served as President and Chief Executive Officer of Immunex Research and Development Corporation, a wholly owned subsidiary  of Immunex, and Chief Scientific Officer of Immunex.  Dr. Gillis graduated from Williams College with B.A. in Biology and English in 1975 and received his Ph.D. in Biological Sciences from Dartmouth College in 1978.

COLIN R. MALLET, Director.  Mr. Mallet is a business consultant and became a director of the Company on December 8, 1995.  From 1987 to 1995, Mr. Mallet was President of Sandoz Canada Inc.  Mr. Mallet is a past Chairman of the Pharmaceutical Manufacturers Association and was an active member of the organization's executive committee from 1991 to 1995.  He is a past director of the Robarts Institute and was founding Chairman of the Institute for Industrial Pharmacy Research.  He is also a director of Axcan Pharma Inc., Cardiome Pharma Corp. and AnorMED Inc.  Mr. Mallet has a B.A. degree from Cambridge University.

ROBERT W. RIEDER, Director.  Mr. Rieder became a director of Micrologix on October 28, 1994. Currently President and Chief Executive Officer of Cardiome Pharma Corp., Mr. Rieder has over ten years experience in the venture capital industry, including four years as a Vice President at MDS Ventures Pacific Inc., focused solely on medical investments. Mr. Rieder received an undergraduate degree in Chemical Engineering from the University of British Columbia in 1969 and a Masters Degree in Business Administration from the University of Western Ontario in 1984.

DAVID SCOTT, Director.  Mr. Scott is Chairman of the Board and a director of AnorMED Inc.  Mr. Scott has spent over 30 years in investment analysis and management.  He founded, built and sold a mutual fund management company, Scotiafund Financial Services Inc.  He established the largest independent investment counselling firm in Atlantic Canada and later became president of North American Life's early stage venture capital affiliate, Toronto Shared Ventures Inc.  In 1988, Mr. Scott joined Discovery Enterprises Inc. as President.  From 1994 until his retirement in December, 1999, Mr. Scott had been the President of MDS Ventures Pacific.  He was a founding director of the Academy of Chief Executives of Technology Companies.  Mr. Scott is a graduate of Bishop's University and holds a Masters Degree in Business Administration from the University of Western Ontario.

Board Meetings and Standing Committees

The Board held a total of four meetings during the Company's financial year ended April 30, 2001.  To assist in the discharge of its responsibilities, the Board has designated four standing committees: an Audit Committee, a Compensation Committee, an Executive Committee and a Corporate Governance Committee.  The Board from time to time has designated and may in the future designate ad hoc committees to assist in the discharge of its responsibilities.  Currently the Company has one ad hoc committee - a Search Committee which was formed in January of 2001 to oversee the recruitment of a new President and Chief Executive Officer for the Company.

The Audit Committee currently consists of Colin Mallet, Kenneth Galbraith and Robert Rieder, none of whom are involved in the daily operations of the Company.  The Audit Committee assists the Board in fulfilling its responsibilities for the Company's accounting and financial reporting practices by reviewing the quarterly and annual consolidated financial statements, meeting with the Company's external auditor, reviewing the adequacy of the system of internal controls, reviewing any relevant accounting and financial matters and recommending the appointment of external auditors.  The Audit Committee held five meetings during the financial year ended April 30, 2001.

The Compensation Committee currently consists of David Scott, Steven Gillis, Robert Rieder and Keith Dorrington, none of whom is involved in the daily operations of the Company.  The Compensation Committee is responsible for making recommendations to the Board regarding the compensation of all executive officers and for reviewing and making recommendations with respect to compensation policies and programs generally.  In addition, this Committee, pursuant to authority delegated by the Board, makes recommendations on the granting of options under the Company's incentive stock option plans.  The Compensation Committee held five meetings during the financial year ended April 30, 2001.

The Executive Committee currently consists of William J. (Bud) Foran, Kenneth Galbraith, Colin Mallet and Steven Gillis, of which only Mr. Foran is involved in the daily operations of the Company.  This Committee is responsible for assisting management of the Company in dealing with strategic and related operational matters that may arise between, or in advance of, regularly scheduled meetings of the Board.  The Executive Committee held one meeting during the financial year ended April 30, 2001.

The Corporate Governance Committee currently consists of David Scott, William J. (Bud) Foran, Keith Dorrington and Robert Rieder, of which only Mr. Foran is involved in the daily operations of the Company.  This Committee is responsible for reviewing and making recommendations on the size and composition of the Board and standing committees of the Board and in reviewing corporate governance matters.  The Corporate Governance Committee held three meetings during the financial year ended April 30, 2001.

Compensation of Directors

Directors who are not executive officers or representatives of any member group receive a retainer fee of $10,000 per year, pro-rated for any partial year of service and payable quarterly.  In addition, such directors receive $1,000 for each Board meeting attended in person (or $500 per teleconference) and $500 for each committee meeting attended in person (or $250 per teleconference).  Committee chairpersons are paid an additional $250 for each committee meeting attended in person (or $125 per teleconference). Steven Gillis, Kenneth Galbraith, Colin Mallet, Robert Rieder and David Scott are compensated on the preceding basis.  William J. (Bud) Foran is paid a fixed fee of $8,333 per month as compensation for his services as a director and Chairman of the Board and, effective January 29, 2001, an additional $12,500 per month for his services as interim President and Chief Executive Officer of the Company.

The Company also grants options to directors.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the members.  Effective March 8, 2001, directors who are not executive officers or representatives of any shareholder group receive 40,000 options (previously 25,000) upon their initial appointment or election to the  Board.  On March 8, 2001, Steven Gillis, Colin Mallet, Robert Rieder and David Scott received 15,000 additional options as an adjustment to reflect this new policy.  Directors also receive 5,000 options annually upon their re-election to the Board at the Company's Annual General Meeting.

The following table sets forth information respecting the grant of options to purchase Common Shares of the Company made during the most recently completed financial year to directors who are not executive officers of the Company:

Name

Securities Under Options Granted

(#)

% of Total Options Granted to Employees in Fiscal Year

(%)

Exercise Price

($)

Market Value of Securities Underlying Options on Date of Grant

($)

Expiration Date

Kenneth H. Galbraith

40,000

6.6%

$4.90

$4.70

March 7, 2006

Steven Gillis

5,000

0.8%

$5.55

$5.75

September 6, 2005

15,000

2.5%

$4.90

$4.70

March 7, 2006

Colin R. Mallet

5,000

0.8%

$5.55

$5.75

September 6, 2005

15,000

2.5%

$4.90

$4.70

March 7, 2006

Robert W. Rieder

5,000

0.8%

$5.55

$5.75

September 6, 2005

15,000

2.5%

$4.90

$4.70

March 7, 2006

David Scott

25,000

4.1%

$5.55

$5.75

September 6, 2005

15,000

2.5%

$4.90

$4.70

March 7, 2006

STATEMENT ON CORPORATE GOVERNANCE

"Corporate Governance" means the process and structure used to direct and manage the business and affairs of the corporation with the objective of enhancing shareholder value, which includes ensuring the financial viability of the business.  The process and structure define the division of power and establish mechanisms for achieving accountability among shareholders, the board of directors and management.  The direction and management of the business should take into account the impact on other stakeholders such as employees, customers, suppliers, and communities.

Report of The Toronto Stock Exchange Committee on

Corporate Governance in Canada

December 1994

The focus of the Board is to provide objective, prudent guidance to the Company.  In developing and supervising implementation of the Company's strategic plan, the Board will review and set objectives for the Chief Executive Officer and the Company's senior management.  The Company's responsibilities to its members and employees are demonstrated by its commitment to effective corporate governance and disclosure.  The Company is committed to meeting or exceeding the recommendations set out in The Toronto Stock Exchange Guidelines for Improved Corporate Governance in Canada (the "Guidelines").  In 2001, the Board continued to further its commitment to corporate governance through reviewing existing processes and, where appropriate, developing new ones, and will continue to ensure an effective process and structure for the management of the Company at all levels.

The following information highlights the structures and processes of corporate governance at the Company.  To enhance disclosure to members, the Company's corporate governance practices in relation to each of the 14 Guidelines are specifically set out in Exhibit "A" attached to this Information Circular.

Mandate of the Board

The mandate of the Board is to supervise the management of the business and affairs of the Company.  In fulfilling its mandate, the Board as a whole oversees the development and application of policies regarding corporate governance and dealing with corporate governance issues and is responsible for:

(a) adoption of a strategic planning process for the Company;

(b) identification of the principal risks of the Company's business and ensuring the implementation of the appropriate systems to manage these risks;

(c) succession planning for the Company, including identifying, appointing, training and monitoring senior management;

(d) overseeing the integrity of the Company's internal controls and management information systems; and

(e) maintaining a continuing dialogue with management in order to ensure the ability to respond to changes, both internal and external, which may affect the Company and its business operations from time to time.

In carrying out its mandate the Board holds at least four regular meetings annually, and has established four standing committees with specific responsibilities.  The functions of the committees are described above under the heading "Election of Directors - Board Meetings and Standing Committees".  The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of the Company's business and the opportunities or risks which the Company faces from time to time.  The Board held a total of four meetings during the Company's financial year ended April 30, 2001.

Composition of the Board

The Guidelines recommend that a board of directors be constituted with a majority of individuals who come within the description of "unrelated directors".  An "unrelated director" is defined in the Guidelines as a director who is independent of management and is free from any interest and any other business or other relationship which could, or could reasonably be perceived, to materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.  The Guidelines also recommend that in the circumstances where a corporation has a "significant shareholder" (that is, a shareholder with the ability to exercise the majority of the votes for the election of directors) a board of directors should include a number of directors who do not have interests in or relationships with the corporation or the significant shareholder and which fairly reflects the investment in the corporation by the shareholders other than the significant shareholder.

The Board has determined that of its seven current directors, six are "unrelated directors" and one (William J. (Bud) Foran) is a "related director" as he currently serves as President, Chief Executive Officer and Chairman of the Board of the Company.  The number of directors to be fixed for the coming year is six, of whom five are expected to be unrelated.  The Company does not have a "significant shareholder", as defined in the Guidelines.  The Board believes that its optimal size is six to eight directors.  As the Articles of the Company and the Company Act (British Columbia) entitle the Board to appoint up to two additional directors before the next meeting of members is held, the Board may use this power to add to the breadth of its experience and expertise.

EXECUTIVE COMPENSATION

Report on Executive Compensation

Composition of the Compensation Committee

The Compensation Committee of the Company is currently comprised of  David Scott (its Chairman), Robert Rieder, Keith Dorrington and Steven Gillis, all of whom are non-employee directors of the Company.

The Compensation Committee is responsible for making recommendations to the Board regarding the compensation to be paid to the Chief Executive Officer and each of the other executive officers of the Company and for reviewing and making recommendations with respect to compensation policies and programs generally.  In addition, the Compensation Committee, pursuant to authority delegated by the Board, makes recommendations on the granting of options under the Company's incentive stock option plans.

Executive Compensation Policies and Programs

The Company's compensation policies and programs for executive officers, in addition to benefit programs generally available to all employees of the Company, currently consist of base salary, annual incentive bonus, long term incentive compensation in the form of stock options and other customary employment benefits.  As a general rule for establishing compensation for executive officers, the Compensation Committee considers the executive's performance, experience and position within the Company, industry compensation surveys and the recommendations of the Chief Executive Officer, or in the case of the Chief Executive Officer, the recommendation of the Chairman of the Board.  The Compensation Committee uses its discretion to set compensation for executive officers at levels warranted by external, internal and individual circumstances.  Compensation of executive officers of the Company is generally reviewed on an annual basis.

Options for executive officers are generally granted at the time of employment with vesting provisions such that the number of options that may be exercised by the executive increases with the passage of time (e.g. four equal portions over a period of four years).  Option grants for all employees, including executive officers, are reviewed on an annual basis.

The objectives of the Company's compensation policies and programs for executive officers are to:

(a) motivate and reward executive officers for the achievement of significant corporate and functional objectives;

(b) recruit and retain executive officers of a high calibre; and

(c) align the interests of the executive officers with the interests of members and the intermediate and long term objectives of the Company.

Compensation of the Chief Executive Officer

Dany Hadary served as President and Chief Executive Officer of the Company until January 26, 2001.  Effective January 26, 2001, William J. (Bud) Foran was appointed interim President and Chief Executive Officer pending the hiring of his successor.

William J. (Bud) Foran's compensation for his services as interim Chief Executive Officer was reviewed January 29, 2001 and he currently receives $150,000 per annum for serving in such capacity.  This is in addition to the $100,000 per annum Mr. Foran receives in his capacity as Chairman of the Board of the Company.

The Chief Executive Officer's compensation customarily includes a base salary, an annual performance bonus, stock options and other customary employment benefits.  The Compensation Committee reviews this compensation annually considering the Chief Executive Officer's performance, recommendations from the Chairman of the Board and reference to industry compensation surveys.  At the end of each year the Chief Executive Officer's performance against corporate objectives approved by the Board is measured.  The assessment of whether the Company's objectives for the year have been met includes, but is not limited to, considering the quality and measured progress of the Company's research and drug development programs, corporate alliances and similar relationships.  The foregoing considerations were reflected in the compensation of Dany Hadary and will be utilized in determining the compensation for the successor to William J. (Bud) Foran.

SUBMITTED BY THE COMPENSATION COMMITTEE:

David Scott

Robert Rieder

Steven Gillis

(Keith Dorrington, who is currently a member of the Compensation Committee, did not participate in the preparation of this report due to illness.)

Summary Compensation Table

The following table sets forth the compensation paid during the periods indicated to the individuals who served as Chief Executive Officer of the Company during the financial year ended April 30, 2001 and each of the other executive officers of the Company whose total salary and bonus was $100,000 or more for the financial year ended April 30, 2001 (collectively, the "Named Executive Officers"):

Annual Compensation

Long Term Compensation

Name and Principal Position

Year

Salary

($)

Bonus

($)

Other Annual Compensation

($)

Securities under Options Granted

(#)

All Other Compensation

($)

William J. (Bud) Foran

President, Chief Executive Officer

and Chairman of the Board(1)

  2001

$134,972

Nil

Nil

105,000

Nil

  2000

 $60,000

 Nil

Nil

5,000

Nil

  1999

 $60,000

 Nil

Nil

Nil

Nil

Dany Hadary

Former President and Chief Executive Officer(2)

  2001

 $217,222

 $24,792

$19,110

146,768(6)

      $399,719 (7)

  2000

 $262,500

 $71,875

$20,987

1,027,033

$1,455

  1999

 $245,833

 $53,333

$21,352

75,000

$1,455

Arthur J. Ayres

Vice President, Finance & Administration and Chief Financial Officer(3)

  2001

 $126,354

 $18,000

Nil

12,325

Nil

  2000

 $115,833

 $5,000

Nil

25,000

Nil

  1999

 $110,000

 $10,000

Nil

Nil

Nil

H. David Friedland

Vice President, Clinical Development(4)

  2001

 $120,833

 $15,000

Nil

17,325

Nil

  2000

 $95,833

 $10,000

Nil

20,000

Nil

  1999

 $86,648

 $5,000

Nil

15,000

Nil

Patricia J. McNicol

Vice President, Research(5)

  2001

 $117,917

 $5,000

Nil

7,325

Nil

  2000

 $107,707

 $5,000

Nil

20,000

Nil

  1999

 $95,461

 $5,000

Nil

Nil

Nil

(1)   Mr. Foran became President and Chief Executive Officer of the Company on January 26, 2001.

(2)   Mr. Hadary ceased being President and Chief Executive Officer of the Company on January 26, 2001.

(3)   Mr. Ayres became Vice President, Finance & Administration and Chief Financial Officer on April 1, 2001 (previously Director Finance).

(4)   Mr. Friedland became Vice President, Clinical Development on April 1, 2001 (previously Director Clinical Development).

(5)   Ms. McNicol became Vice President, Research on April 1, 2001 (previously Director Research).

(6)   On January 26, 2001, the Company entered into an arrangement with Dany Hadary whereby he ceased to be President and Chief Executive Officer of the Company.  Pursuant to this arrangement, the Company agreed to pay Mr. Hadary $300,000, representing his then current base salary for 12 months, and will continue his base salary and benefits for a period of up to 12 months or until he obtains a new source of remuneration.  The $399,719 includes the $300,000 lump sum payment, payments made in continuation of Mr. Hadary's salary to April 30, 2001 and vacation pay of $22,284.

(7)   On January 26, 2001, the date upon which Mr. Hadary ceased to be President and Chief Executive Officer of the Company, 36,692 of the 146,768 options had vested.  Pursuant to the terms of the options, they ceased to vest upon Mr. Hadary ceasing to be the President and Chief Executive Officer of the Company.

Employment Agreements of Named Executive Officers; Change in Responsibilities

The Company has employment agreements with each of the Named Executive Officers, other than William J. (Bud) Foran, which provide for a base salary, which is subject to a regular review, health plan benefits and participation in the Company's bonus plan.  The employment agreements do not provide for any compensation to be paid in the event of a change of control or termination of employment.

On January 26, 2001, the Company entered into an arrangement with Dany Hadary whereby he ceased to be President and Chief Executive Officer of the Company.  Pursuant to this arrangement, the Company agreed to pay Mr. Hadary $300,000, representing his then current base salary for 12 months, and will continue his base salary and benefits for a period of up to 12 months or until he obtains a new source of remuneration.  Mr. Hadary was also provided with outplacement counselling services.

The Company has no other compensatory plan or arrangement in respect of compensation received or that may be received by a Named Executive Officer in the Company's most recently completed or current financial year to compensate him or her in the event of termination of employment or in the event of a change in responsibilities following a change in control.

Option Grants During the Most Recently Completed Financial Year

The following table sets forth the particulars of individual grants of options to purchase Common Shares of the Company made to the Named Executive Officers during the financial year ended April 30, 2001:

Name

Number

of

Securities under Options

(#)

% of Total Options Granted to Employees in the Financial Year

(%)

Exercise Price

($/Security)

Market Value of Securities Underlying Options on the Date of the Grant

($/Security)

Expiration

Date

William J. (Bud) Foran

5,000(1)

0.8%

$5.55

$5.75

September 6, 2005

40,000(1)

6.6%

$8.00

$8.00

June 7, 2005

60,000(1)

9.9%

$5.86

$5.80

October 31, 2005

Dany Hadary

146,768(2)

24.3%

$2.85

$6.50

July 26, 2001(3)

Arthur J. Ayres

10,000(4)

1.7%

$5.28

$5.40

January 26, 2010

2,325(5)

0.4%

$5.75

$5.75

December 10, 2002

H. David Friedland

15,000(6)

2.5%

$6.78

$6.25

October 1, 2009

2,325(5)

0.4%

$5.75

$5.75

December 10, 2002

Patricia J. McNicol

5,000(7)

0.8%

$6.78

$6.25

October 1, 2009

2,325(5)

0.4%

$5.75

$5.75

December 10, 2002

(1) Option vests upon date of grant.

(2) On January 26, 2001, the date upon which Mr. Hadary ceased to be President and Chief Executive Officer of the Company, 36,692 of the 146,768 options had vested.  Pursuant to the terms of the options, they ceased to vest upon Mr. Hadary ceasing to be the President and Chief Executive Officer of the Company.

(3) Pursuant to the terms of the options, they expired on July 26, 2001, six months after Mr. Hadary ceased being President and Chief Executive Officer of the Company.

(4) Option vests in four tranches commencing January 26, 2002 (January 26, 2002: 2,500; January 26, 2003: 2,500; January 26, 2004: 2,500; January 26, 2005: 2,500).  Each tranche expires five years after date vested.

(5) Options are fully vested.  1,700 options expire May 24, 2002; 625 options expire December 10, 2002.

(6) Option vests in four tranches commencing October 1, 2001 (October 1, 2001: 3,750; October 1, 2002: 3,750; October 1, 2003: 3,750; October 1, 2004: 3,750). Each tranche expires five years after date vested.

(7) Option vests in four tranches commencing October 1, 2001 (October 1, 2001: 1,250; October 1, 2002: 1,250; October 1, 2003: 1,250; October 1, 2004: 1,250). Each tranche expires five years after date vested.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

The following table sets forth information with respect to the exercise of options during the financial year ended April 30, 2001 by the Named Executive Officers and the number and value of unexercised options held as at April 30, 2001:

Name

Securities Acquired on Exercise

(#)

Aggregate Value Realised

($)

Unexercised Options at April 30, 2001

Exercisable/

Unexercisable

(#)

Value of Unexercised in the Money Options at April 30, 2001

Exercisable/

Unexercisable(1)

(#)

William J. (Bud) Foran

41,000

$168,200

129,000/Nil

$24,800/Nil

Dany Hadary

Nil

Nil

843,450/Nil

$132,113/Nil

Arthur J. Ayres

Nil

Nil

48,575/28,750

$33,000/Nil

H. David Friedland

Nil

Nil

38,575/38,750

$3,000/$3,000

Patricia J. McNicol

Nil

Nil

47,325/20,000

Nil/Nil

(1) Market value equalled $3.10 per Common Share at the close of trading on The Toronto Stock Exchange on April 30, 2001.

SHARE PRICE PERFORMANCE GRAPH

The graph below compares cumulative total shareholder return on the Common Shares of the Company for the period commencing April 30, 1996 through April 30, 2001, the end of the last financial year, with the total cumulative return from the TSE 300 Composite Index and the Yorkton Healthcare Index over the same period.  The Company's Common Shares have traded on The Toronto Stock Exchange and the Canadian Venture Exchange throughout this period.

Revise the Excel Chart in j:/user/graphics/Doc 68363 Excel Chart

Apr-96

Apr-97

Apr-98

Apr-99

Apr-00

Apr-01

Micrologix Biotech Inc.

100

90.48

73.81

63.10

178.57

73.81

Yorkton Healthcare Index

100

85.98

87.40

77.69

122.02

126.16

TSE 300

100

116.13

148.94

136.30

181.63

154.41

Note: This chart assumes that $100.00 was invested on April 30, 1996 in each of the TSE 300 Composite Index, Yorkton Healthcare Index and in the Company's Common Shares

INDEBTEDNESS OF DIRECTORS AND OFFICERS

At no time during the Company's most recently completed financial year has a director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Company or its subsidiary or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiary, other than routine indebtedness.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this Information Circular no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing, has any material interest, direct or indirect in any transaction since the commencement of the Company's last financial year or in any proposed transaction which has materially affected or would materially affect the Company or its subsidiary.

MANAGEMENT CONTRACTS

There are no other management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than the directors and senior officers of the Company or a subsidiary thereof.

APPOINTMENT OF AUDITORS

At the meeting, the members will be called upon to reappoint Ernst & Young LLP, Chartered Accountants, as auditors of the Company, to hold office until the next annual general meeting of the Company, at a remuneration to be fixed by the directors.  Ernst & Young LLP has acted as the auditors of the Company since October 28, 1994.

UNLESS SUCH AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY INTEND TO VOTE FOR THE APPOINTMENT OF ERNST & YOUNG LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE COMPANY, TO HOLD OFFICE UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE COMPANY, AT A REMUNERATION TO BE FIXED BY THE DIRECTORS.

THE DIRECTORS OF THE COMPANY RECOMMEND THAT THE MEMBERS VOTE FOR THE REAPPOINTMENT OF ERNST & YOUNG LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE COMPANY, TO HOLD OFFICE UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE COMPANY AT A REMUNERATION TO BE FIXED BY THE DIRECTORS.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the year ended April 30, 2001, together with the auditors' report thereon, which are included in the Company's annual report, will be presented at the Meeting.  Additional copies of the audited consolidated financial statements are available upon request directly to the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Management of the Company is not aware of any other matter that will come before the Meeting other than as set forth above and in the Notice of Meeting.  However, if other matters do properly come before the Meeting, the persons named in the accompanying Instrument of Proxy intend to vote on them in accordance with their best judgment.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board.

DATED at Vancouver, British Columbia, this 31st day of July, 2001.

BY ORDER OF THE BOARD OF DIRECTORS

"William J. (Bud) Foran"

William J. (Bud) Foran

President, Chief Executive Officer and Chairman of the Board

APPENDIX "A"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

TSE CORPORATE GOVERNANCE GUIDELINES

DOES THE COMPANY ALIGN?

COMMENTS

(1) The board of directors should explicitly assume responsibility for stewardship of the company, and as part of the overall stewardship responsibility, should assume responsibility for the following matters:

(a)    adoption of a strategic planning process;

Yes

An annual strategic planning process is in place in which Board members and management participate.  The strategic plan will be reviewed and approved by the Board annually.

Implementation of the strategic plan is the responsibility of management.  The Board provides guidance but does not become involved in day-to-day matters.

Management reports to the Board on the Company's progress in achieving the strategic objectives set out in the plan.

(b)  the identification of the principal risks of the company's business and ensuring the implementation of appropriate systems to manage these risks;

Yes

The Board, through its committees and as a whole, believes that it understands the specific risks of the Company's business.  The Board will review these risks at least annually as part of its review of the Company's strategic plan.

Management reports to the Board on a regular basis on the status of key risk areas.

The Board reviews and approves the Company's annual capital and operating budgets.  Performance against budgets is reviewed quarterly.

(c) succession planning, including appointing, training and monitoring senior management;

No

A succession plan is not yet in place for senior management.

Yes

The Board has established a Compensation Committee, composed of independent directors, that monitors the performance of senior management.

(d)   a communications policy for the company; and

Yes

The Company has retained a professional investor relations manager and complies fully with regulatory reporting and disclosure obligations.  A formal communications policy is being developed to enhance communications with members and the public.

The Company has a policy restricting insider trading that is followed by members of the Board and employees.

(e) the integrity of the company's internal control and management information systems.

Yes

The Board has appointed an Audit Committee composed of independent directors that reviews compliance of financial reporting with accounting principles and appropriate internal controls.  The Audit Committee is satisfied that there are no major deficiencies in controls or information systems.  The Audit Committee meets quarterly and reviews quarterly financial statements prior to their release.  The Audit Committee meets quarterly with the Company's external auditors, and reports to the Board prior to the approval of quarterly and annual financial statements.

The Company follows applicable environmental procedures and is establishing an environmental review process which will include regular reporting to the Board.

(2)    The board of directors should be constituted with a majority of the individuals who qualify as "unrelated" directors (independent of management and free from conflicting interest).

Yes

The only related Board member is William J. (Bud) Foran, President and Chief Executive Officer.  All other Board members are unrelated.

(3)     The board of directors will assess and disclose on an annual basis (i) whether the board of directors has a majority of unrelated directors and (ii) the analysis of the application of the principles supporting this conclusion.

Yes

Except for William J. (Bud) Foran, President and Chief Executive Officer, none of the remaining directors or their associates have worked for the Company, had material contracts with the Company or received remuneration from the Company in excess of directors' fees.

Keith J. Dorrington - unrelated

Kenneth H. Galbraith - unrelated

Steven Gillis - unrelated

Colin R. Mallet - unrelated

Robert W. Rieder - unrelated

David Scott - unrelated

(4)    The board of directors should appoint a committee of directors, composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

Yes

The Corporate Governance Committee has established, as part of its mandate, the responsibility of recommending qualified candidates for the Board, annually reviewing the credentials of nominees for re-election and ensuring these qualifications are maintained.

No

Except for William J. (Bud) Foran, the President and Chief Executive Officer, all members of the Corporate Governance Committee are outside and unrelated directors.

(5) The board of directors should implement a process for assessing the effectiveness of the board of directors, its committees and the contribution of individual directors.

Yes

The Corporate Governance Committee has been mandated to ensure that the contribution of Board members be reviewed on a annual basis by the President and Chief Executive Officer and the Chairman of the Corporate Governance Committee.  Additionally, the Corporate Governance Committee monitors the quality of the relationship between management and the Board in order to recommend ways to improve that relationship.

(6) Every company should provide an orientation and education program for new recruits to the board of directors.

No

The Company provides new directors the opportunity to interview senior management and documents containing general corporate information prior to joining the Board.  The Company intends to supplement this program by developing a director's manual, prior to the nomination of new directors, outlining the salient information about the Company and duties necessary for directors to serve effectively.

Most Board meetings are held at the Company's premises to give additional insight into the business.

(7)      Every board of directors should examine its size to determine the impact of the number upon effectiveness, and where appropriate, undertake a program to reduce the size to facilitate more effective decision-making.

Yes

A Board must have enough directors to carry out its duties efficiently, while presenting a diversity of views and independence.  The Board has considered whether the current size of the Board permits such diversity and allows sufficient resources to carry out the duties of the Board.  The Board believes that its optimal size is six to eight directors and additional directors may be appointed by the Board prior to the next meeting of the members.

(8)   The board of directors should review adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Yes

It is within the mandate of the Compensation Committee to ensure the directors are appropriately compensated.  A review of director compensation occurred in fiscal 2001.

(9)     Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors.

No

All Board committees, other than the Corporate Governance Committee and Executive Committee are composed solely of non-management directors;  William J. (Bud) Foran, President and Chief Executive Officer, is the sole member of the Corporate Governance Committee and Executive Committee that is not an outside director.

Yes

All Board Committees are composed of a majority of unrelated directors.

(10)      The board of directors should expressly assume responsibility for, or assign to a committee of directors, general responsibility for developing the company's approach to governance issues.

Yes

The Corporate Governance Committee has been mandated to be responsible for and make recommendations to the Board concerning the governance of the Company.  Included in the Corporate Governance Committee mandate is the responsibility to:

1. develop an approach for the Company to corporate governance issues;

2. monitor the application of the Company's governance principles and report to the Board on a regular basis;

3. act as a forum for concerns of individual directors that are not readily addressed in a full Board meeting; and

4. ensure that the responsibilities of the Board, the Board Committees, the Chief Executive Officer and the other officers of the Company are kept clearly defined and separate.

(11)  The board of directors, together with the Chief Executive Officer, should develop position descriptions for the board of directors and for the Chief Executive officer, involving the definition of the limits to management's responsibilities.

      a)    the Board

Yes

There is no specific limitation to the power of the Board.  It accepts full responsibility for stewardship of the Company, as outlined in Guideline 1 above, and delegates the day to day responsibilities to management.  Any responsibility not delegated to senior management or a Board committee remains with the full Board.  The Board questions and scrutinizes management's operating plans, operational budgets, actual results and major transactions.

b)      the Chief Executive Officer

Yes

Corporate objectives are set annually and are reflected in a budget which is approved by the Board.  These objectives comprise the principal mandate of the Chief Executive Officer.

The Company's strategic plan, currently under development, is expected to constitute a mandate for the Chief Executive Officer once it is completed.  The Chief Executive Officer's objectives also include the general mandate to maximize shareholder value.

The board of directors should approve or develop the corporate objectives which the Chief Executive Officer is responsible for meeting.

Yes

The Compensation Committee considers it within its mandate to review the Chief Executive Officer's objectives on an annual basis.  The Compensation Committee recommends certain objectives of the Chief Executive Officer to the Board and the Board approves both the objectives and the budget in which they are reflected.

(12)    The board of directors should have in place appropriate structures and procedures to ensure that the board of directors can function independently of management.

Yes

The Board meets independently of management when needed.

(13)    The audit committee of the board of directors should be composed only of outside directors and should have (i) specially defined roles and responsibilities; (ii) direct communication channels with the internal and external auditors; and (iii) oversight responsibility for management reporting on internal control.

Yes

The Audit Committee is mandated to:

1.    monitor audit functions and the preparation of quarterly and annual financial statements; and

2.    meet with outside auditors, as required, independently of management.

All members of the Audit Committee are non-management directors.

(14)    The board of directors should implement a system which enables an individual director to engage an outside advisor at the company's expense, in appropriate circumstances.

Yes

Individual directors may engage outside advisers at the Company's expense, where appropriate, with the prior approval of the Chairman of the Board.